NII Holdings, Inc.
1875 Explorer Street
Suite 800
Reston, VA 20190

July 17, 2015

BY EDGAR TRANSMISSION

Justin Kisner
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:    NII Holdings, Inc.
Registration Statement on Form S-1
File No. 333-205665

Dear Mr. Kisner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NII Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 4:00 p.m. on Tuesday, July 21, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ SHANA C. SMITH
Shana C. Smith
Vice President, Deputy General Counsel and Secretary